Filed by FPL Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed as filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended

Subject Company: FPL Group Inc.
Commission File No.:1-8841

FPL GROUP AND CONSTELLATION ENERGY: CREATING AMERICA'S PREMIER ENERGY COMPANY
Strategic Rationale
  The strategic combination of FPL Group and Constellation Energy creates the nation's largest and most innovative competitive energy company, complemented by an equally strong regulated utility business.

Strong Competitive Energy Business
    Industry leadership: Combination creates the nation's largest wholesale and retail competitive energy supplier.
    Competitive energy profile offers diverse customer mix and supply base, with attractive growth prospects and balanced risk.
    Tighter integration of supply and demand means more of the energy value chain is available for optimization and capture.

Regulated Utility Provides Balanced Business Mix
    Industry leadership: Combination creates nation's second-largest regulated electric and gas utility, with more than 5.5 million electric customers and 625,000 gas customers.
    Strong, predictable, profitable utility operations provide earnings balance in a constructive regulatory environment.
  Combination expected to generate at least $200 million to $250 million pretax annual synergies before integration-related costs by the end of the third post-merger year.
  FPL Group and Constellation Energy together provide unparalleled financial strength:
    $57 billion of total assets
    $28 billion of combined market capitalization (based on current market values)
  Strong, experienced management teams committed to smooth integration, maintenance of cultures built on innovation and competitiveness, strong balance sheet, investment-grade ratings, and building shareholder value.

Transaction Highlights

Deal Structure

    Consideration: Constellation shareholders to receive 1.444 common shares for every share held
    Ownership (approximate): 60% FPL Group shareholders; 40% Constellation shareholders

Required Approvals

    Shareholders, Maryland Public Service Commission, Federal Energy Regulatory Commission, Nuclear Regulatory Commission, Department of Justice or Federal Trade Commission

Expected Close

    9 to 12 months

Customer Benefits
    More balanced footprint in major competitive markets
    Brings critical mass and requisite skills across the competitive energy value chain
    Pairs utilities committed to service reliability and sharing of best practices
    Mutual support during natural disasters

Corporate Governance

Combined company to be named Constellation Energy and continue to trade on NYSE

Chief Executive Officer: Lewis Hay, III
Chairman of the Board: Mayo A. Shattuck, III
Chief Financial Officer: E. Follin Smith

Dual corporate headquarters in Juno Beach, Fla., and Baltimore, Md. Board Members: 15 (13 non-executive) - 9 named by FPL Group, 6 named by Constellation Energy

Non-Solicitation and Safe Harbor Language

This communication is not a solicitation of a proxy from any security holder of FPL Group, Inc. ("FPL Group") or Constellation Energy Group, Inc. ("Constellation Energy"). Constellation Energy intends to file with the Securities and Exchange Commission a registration statement that will include the joint proxy statement/prospectus of Constellation Energy and FPL Group and other relevant documents to be mailed to security holders in connection with the proposed transaction. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FPL GROUP, CONSTELLATION ENERGY AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to security holders of FPL Group and Constellation Energy seeking approval of the proposed transaction. Investors will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC's website, www.sec.gov . In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from FPL Group, 700 Universe Blvd., Juno Beach, FL 33408, Attention: Investor Relations, or from Constellation Energy, Shareholder Services, 750 East Pratt St., Baltimore, Md. 21202.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FPL Group, Constellation Energy and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding FPL Group's directors and executive officers is available in the proxy statement filed with the SEC by FPL Group on April 5, 2005, and information regarding Constellation Energy's directors and executive officers is available in its proxy statement filed with the SEC by Constellation Energy on April 13, 2005. Information regarding J. Brian Ferguson, a director of FPL Group elected since the date of the filing of the 2005 definitive proxy statement can be found in FPL Group's filing on Form 10-Q, dated August 4, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This document includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger, the likelihood and timing of the closing of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as will likely result, are expected to, will continue, is anticipated, believe, could, estimated, may, plan, potential, projection, target, outlook) are not statements of historical facts and may be forward-looking. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. These risks and uncertainties include, for example, the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of FPL Group or Constellation Energy stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that anticipated synergies will not be achieved or will take longer to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees, suppliers or governmental entities; unexpected transaction costs or liabilities; economic conditions; and other specific factors discussed in documents filed with the Securities and Exchange Commission by both FPL Group and Constellation Energy. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Constellation Energy will file with the SEC in connection with the proposed merger. Additional factors that may affect the future results of FPL Group or Constellation Energy are set forth in their respective filings with the SEC. Investors and security holders may obtain free copies of these documents at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by FPL Group at www.fplgroup.com/investor. Investors and security holders may obtain free copies of the documents filed by Constellation Energy at www.constellation.com/investors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Neither FPL Group nor Constellation Energy undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.